Exhibit 5




September 10, 1999




Board of Directors
USX Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219-4776

Attention:  Mr. Thomas J. Usher
       Chairman, Board of Directors

To the Board of Directors:

I am Assistant General Counsel-Corporate of USX Corporation, a Delaware corporation ("USX"). I have served as counsel to USX in connection with the proposed issuance of up to 4.5 million shares of USX-Marathon Group Common Stock and 2.4 million shares of USX-U. S. Steel Group Common Stock (the "Shares"), pursuant to the 1990 Stock Plan ("Plan") and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 ("Registration Statement").

As Assistant General Counsel-Corporate of USX, I am familiar with USX's Restated Certificate of Incorporation and By-laws. I am also familiar with the resolutions adopted by USX's Board of Directors on July 27, 1999 authorizing the issuance of the Shares. I, or persons subject to my supervision, have examined the Registration Statement and such other documents, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to giving the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the Shares are sold they will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/ John A. Hammerschmidt

John A. Hammerschmidt